September 15, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Dear Mr. Gilmore:

We have received your letter of September 14, 2010 regarding your review of our Form 10-K for our fiscal year ended March 31, 2010, File No. 000-29174.

We are in the process of preparing a response to your letter. As we informed Ms. Jaime John on September 15, 2010, we respectfully inform you that we will reply to you on or before October 8, 2010.

Thank you for your consideration. If you have any questions regarding this request, please contact me at 510-713-4656.

Sincerely,

/s/ Tom Kaweski
Tom Kaweski
Associate General Counsel

cc.	Jaime John, Staff Accountant, Division of Corporation Finance, SEC
Erik K. Bardman, Senior Vice President, Finance and Chief Financial Officer, Logitech International S.A.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati P.C.